CUSIP No. 83001A102	13G	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No. 1) (1)

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

83001A102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13G	Page 2 of 10 Pages

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BHR Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,906,062
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,906,062
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,906,062
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.03%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

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13G	Page 3 of 10 Pages

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay Harbour Management, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

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13G	Page 4 of 10 Pages

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BHR Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,632,492
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,632,492
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,632,492
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

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13G	Page 5 of 10 Pages

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven A. Van Dyke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 287,806
	6	SHARED VOTING POWER 3,906,062
	7	SOLE DISPOSITIVE POWER 287,806
	8	SHARED DISPOSITIVE POWER 3,906,062
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,193,868
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.06%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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13G	Page 6 of 10 Pages

CUSIP No. 83001A102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael N. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,906,062
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,906,062
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,906,062
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.03%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 83001A102	13G	Page 7 of 10 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Six Flags Entertainment Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

924 Avenue J East, Grand Prairie, Texas 75050

Item 2	(a).	Name of Persons Filing:

BHR Capital LLC (“BHR”); Bay Harbour Management, L.C. (“Bay Harbour”); BHR Master Fund, Ltd. (the “Fund”); Steven A. Van Dyke (“Mr. Van Dyke”); Michael N. Thompson (“Mr. Thompson”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

For BHR, the Fund, Mr. Van Dyke and Mr. Thompson: 545 Madison Avenue, 10th Floor, New York, NY, 10022 For Bay Harbour: 10124 Foxhurst Ct., Orlando, FL 32836

Item 2	(c).	Citizenship:

Delaware; Florida; Cayman Islands; United States of America; United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.025 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

83001A102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 83001A102	13G	Page 8 of 10 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

4,193,868 shares of Common Stock, of which 2,632,492 shares are held by the Fund, 1,273,570 shares are held by certain other funds managed by BHR, and 287,806 shares are held by Steven A. Van Dyke. BHR shares voting and dispositive power over the Shares held by the funds that it manages, including the Fund. Bay Harbour no longer has voting and dispositive power over any shares of Common Stock. Mr. Van Dyke and Mr. Thompson, as principals of BHR, share voting and dispositive power over the shares of Common Stock reported by BHR and the Fund, and Mr. Van Dyke also holds sole voting and dispositive power with respect to the shares of Common Stock held by him. The shares of Common Stock reported on this Schedule 13G represent 15.06% of the approximate total 27,848,323 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010.

(b) Percent of class:

BHR: 14.03% Bay Harbour: 0% The Fund: 9.45% Mr. Van Dyke: 15.06% Mr. Thompson: 14.03%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Mr. Van Dyke: 287,806

(ii) Shared power to vote or to direct the vote:

BHR: 3,906,062 Bay Harbour: 0 The Fund: 2,632,492 Mr. Van Dyke: 4,193,868 Mr. Thompson: 3,906,062

(iii) Sole power to dispose or to direct the disposition of:

Mr. Van Dyke: 287,806

(iv) Shared power to dispose or to direct the disposition of:

BHR: 3,906,062 Bay Harbour: 0 The Fund: 2,632,492 Mr. Van Dyke: 4,193,868 Mr. Thompson: 3,906,062

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.(1)

(1) Bay Harbour Management, L.C. is no longer the beneficial owner of any shares of Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 83001A102	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	BHR Capital LLC

/s/ Steven A. Van Dyke
	Name:	Steven A. Van Dyke
	Title:	Co-Managing Partner

Bay Harbour Management, L.C.

/s/ Steven A. Van Dyke
	Name:	Steven A. Van Dyke
	Title:	Managing Principal

BHR Master Fund, Ltd.

/s/ Steven A. Van Dyke
	Name:	Steven A. Van Dyke
	Title:	Co-Managing Partner of the Investment Manager

/s/ Steven A. Van Dyke
Steven A. Van Dyke

/s/ Michael N. Thompson
Michael N. Thompson

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CUSIP No. 83001A102	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

BHR Capital LLC, Bay Harbour Management L.C., BHR Master Fund, Ltd., Steven A. Van Dyke and Michael N. Thompson, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: February 14, 2011	BHR Capital LLC

/s/ Steven A. Van Dyke
	Name:	Steven A. Van Dyke
	Title:	Co-Managing Partner

Bay Harbour Management, L.C.

/s/ Steven A. Van Dyke
	Name:	Steven A. Van Dyke
	Title:	Managing Principal

BHR Master Fund, Ltd.

/s/ Steven A. Van Dyke
	Name:	Steven A. Van Dyke
	Title:	Co-Managing Partner of the Investment Manager

/s/ Steven A. Van Dyke
Steven A. Van Dyke

/s/ Michael N. Thompson
Michael N. Thompson

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